[McGuireWoods Letterhead]

October 11, 2007

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rubicon Technology, Inc.
Registration Statement on Form S-1
Filed September 5, 2007
File No. 333-145880

Dear Ms. Fisher:

On behalf of Rubicon Technology, Inc. (the “Company”), we are writing in response to your letter dated October 2, 2007, regarding the Company’s Registration Statement on Form S-1 filed on September 5, 2007, File No. 333-145880 (the “Registration Statement”). To facilitate your review of our response, we are including your comments in boldface, followed by our response and, where appropriate, our revisions to the Registration Statement.

Prospectus cover page

1. Please confirm that any preliminary prospectus you circulate will include all non- Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.

RESPONSE: The Company confirms that any preliminary prospectus that the Company circulates in connection with its public offering will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering within such price range.

Graphics

2. Please revise the graphics to more specifically identify your products. Also clarify that you do not manufacture the finished products that are depicted at the bottom of the first page.

RESPONSE: The Company has added the following statements on the inside front cover page to more specifically identify its products and to add the requested clarification:

“Our sapphire manufacturing process is depicted in the photographs above.”

“We grow the crystals; we core and slice the sapphire substrates for our customers who make LEDs and RFICs.”

Peggy Fisher

October 11, 2007

“The photographs set forth above do not represent products of Rubicon Technology, Inc. Our sapphire is used in the manufacture of LEDs and other products used in each of the above products.”

Prospectus summary, page 1

3. Please provide us with copies of the sources of all third-party data included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us whether:

•	the data is publicly available,

•	whether the sources of the cited data have consented to your use of their names and data,

•	you commissioned any of the data, or

•	it was prepared for use in this registration statement.

Also, tell us about any other relationship between you and the authors of the data.

RESPONSE: Pursuant to this request, attached please find a copy of all supporting third-party data included in the prospectus. The materials will also be sent via overnight delivery. Each page of the prospectus containing a statement supported by third-party data has been included and the Company has also included the relevant page from the third-party report. The material cited on pages 51 and 52 of the prospectus from Displaybank is publicly available and the Company did not receive a consent from Displaybank for the use of the data and we do not believe we are required to seek such permission. The material cited from each of Strategies Unlimited on pages 1, 51 and 52 and Gartner on page 51 are available upon the purchase of the report from the third-party provider. The Company received consents to the use of such data from each of Strategies Unlimited and Gartner, which are attached hereto. None of the third-party data included in the prospectus was commissioned by the Company nor was it prepared for use in the prospectus. To the Company’s knowledge, there are not any existing relationships between the Company and the authors of the data.

4. Please provide us with independent support of your statements of leadership on page 1 and throughout your prospectus.

RESPONSE: Pursuant to this request, attached please find each page of the prospectus containing a statement of leadership. The materials will also be sent via overnight delivery. The statements on pages 1 and 50 of the prospectus stating the Company’s belief that it is the leading supplier of sapphire products for the LED industry are based upon the 2006 Strategies Unlimited report “Substrates for GaN-Based Devices” (the “2006 Report”), coupled with the Company’s shipping data. The 2006 Report lists the Company as one of the 10 major suppliers of sapphire substrates. The Company also supplies sapphire material to some of the other nine listed major suppliers. The 2006 Report further projected that in 2006, the two-inch-equivalent market will consist of 4.2 million units. The Company shipped 1.7 million two-inch-equivalent units in 2006, representing 41.03% of the industry total which exceeds the 35% market share estimated for Kyocera.

Peggy Fisher

October 11, 2007

5. In the first paragraph, we note your belief that you are the leading supplier of sapphire products to the LED industry. Expand to provide more information on the sapphire products industry, including historical and projected revenues for that market.

RESPONSE: The Company has revised the disclosure in the Prospectus Summary and the Industry Overview to add information about the current and projected size of the market for sapphire substrates used in the LED industry, as measured by unit volumes, which the Company believes to be the most accurate indicator of the market’s projected growth.

The following language has been added on page 1 and page 51:

“The production volume of HB LEDs is expected to increase from 37.1 billion units in 2007 to 87.1 billion units in 2011. Further, the percentage of gallium nitride (“GaN”)-based LEDs, which predominantly use sapphire substrates, is expected to rise from 64.0% to 66.9% of the total HB LED production volume in the same time period.”

6. Balance the disclosure under this caption to disclose your accumulated deficit of $129.1 million and your net losses for each of the last three years.

RESPONSE: The Company has revised the Prospectus Summary to include the following as the first caption under the heading “RISKS RELATED TO OUR BUSINESS” on page 3:

“We have incurred significant losses in prior periods and may incur losses in the future.”

7. If you retain market information on the high brightness LED market, expand to explain how that market equates to the sapphire products market, which includes your products.

RESPONSE: The Company has revised the disclosure in the Prospectus Summary to add information about the relationship between the sapphire products market and the high brightness LED market. Attached please find a copy of independent information about the use of sapphire substrates in GaN-based LEDs. The materials will also be sent via overnight delivery.

The following language has been added on page 1 and page 51:

“For instance, in the next four years, HB LED sales are expected to double according to Strategies Unlimited, an independent market research firm, based in Mountain View, California. The production volume of HB LEDs is expected to increase from 37.1 billion units in 2007 to 87.1 billion units in 2011. Further, the percentage of GaN-based LEDs, which predominantly use sapphire substrates, is expected to rise from 64.0% to 66.9% of the total HB LED production volume in the same time period. Therefore, as the HB LED market grows, we believe the sapphire substrate market will grow as well.”

Summary financial data, page 5

8. We note your disclosure that the “pro forma basis” gives effect to the conversion of outstanding preferred stock warrants into common stock warrants and the reclassification of the preferred stock liability to additional paid-in capital upon the completion of this offering. Please tell us where the reclassification of the preferred stock warrant liability to additional paid-in capital is reflected in the balance sheet data. Please note this comment applies to your pro forma presentation of the conversion of preferred stock warrants throughout the filing.

Peggy Fisher

October 11, 2007

RESPONSE: The Company has revised the disclosure on page 6 within the balance sheet data to include an additional line item for the convertible preferred stock liability, which is included in the pro forma stockholders’ equity amount. In addition, the Company has revised the pro forma stockholders’ equity to be $22,205. The Company has also revised the disclosure of pro forma data on pages 25, 30 and F-32 to be consistent with this change.

9. In this regard, if you have reclassified the preferred stock warrant liability to additional paid-in capital tell us why you believe this reclassification is factually supportable and quantifiable taking into consideration that the warrants could be exercised for cash prior to the completion of this offering. Please note this comment applies to your pro forma presentation of the conversion of preferred stock warrants throughout the filing.

RESPONSE: The Company has reclassified the preferred stock warrant liability to additional paid-in capital in its pro forma presentations because any outstanding warrants at the time of the offering will be converted into warrants to purchase common stock. In addition, for any warrants exercised prior to the offering, the amounts in the preferred stock warrant liability attributable to those warrants will be transferred to redeemable equity. This balance, with the exception of an immaterial amount related to recording the par value of the Company’s common stock, will be transferred to additional paid-in capital upon completion of the offering. Therefore, in either scenario, all but an immaterial amount would be reclassified from the preferred stock warrant liability to additional paid-in capital upon completion of the offering.

Risk factors, page 7

10. In view of its materiality, please relocate from page 13 the risk factor entitled, “We have incurred significant losses...” so that it is the first risk factor on page 7.

RESPONSE: The Company has revised the order of risk factors as requested.

Our results of operations, financial condition and business will be harmed, page 7

11. Disclose when you plan to open the Bensenville, Illinois facility. Also, disclose on page 59 the amount of square feet at the new Bensenville facility.

RESPONSE: The Company has revised the second sentence of the second risk factor on page 7 as follows:

“We are expanding by adding new equipment to our facilities in Franklin Park, Illinois, and we are planning to open a new facility in Bensenville, Illinois during the first quarter of 2008.”

We have revised the second sentence under “FACILITIES” on page 61 as follows:

“These facilities total approximately 102,600 square feet in seven buildings, which includes 30,000 square feet for our planned Bensenville, Illinois facility.”

Peggy Fisher

October 11, 2007

We depend on a few customers for a major portion of our sales, page 9

12. Please expand this section and page 58 to identify the customers that accounted for over 10% of your revenues and disclose the percentage of revenues from each of those customers.

RESPONSE: The Company has revised these sections as requested. The following sentence has been added on page 9:

“In 2006, sales to Crystalwise Technology, Inc., Shinkosha Co., Ltd. and Tera Xtal Technology Corporation represented approximately 27%, 17% and 14% of our revenues, respectively, and in the first six months of 2007, sales to Crystalwise and Shinkosha represented approximately 28% and 20% of our revenues, respectively.”

The sixth and seventh sentences under “CUSTOMERS” on page 60 have been revised as follows:

“In the first six months of 2007, sales to Crystalwise Technology, Inc. and Shinkosha Co., Ltd. represented approximately 28% and 20% of our revenues, respectively. In 2006, sales to Crystalwise, Shinkosha and Tera Xtal Technology Corporation represented approximately 27%, 17% and 14% of our revenues, respectively.”

Dilution, page 27

13. Please expand to include disclosure to reflect how the dilution table and the table on page 28 would change, assuming the exercise of all outstanding warrants and options.

RESPONSE: The disclosure has been revised to reflect dilution if all outstanding warrants and options are exercised. The following text has been added on page 28:

“If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of June 30, 2007 would have been $                 per share and our adjusted pro forma net tangible book value after giving effect to this offering would have been $                 per share, causing dilution to new investors purchasing shares in this offering of $                 per share. In addition, if all of our outstanding options and warrants were exercised, on an adjusted pro forma basis and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay, existing stockholders will have purchased              shares, or         % of the shares purchased from us, for approximately $                , or         % of the total consideration paid to us, with an average price of $                 per share. Shares purchased by new investors would then represent         % of the shares purchased from us for         % of the total consideration.”

Selected financial data, page 30

14. In order to enhance an investors understanding of the separate events that will impact your equity in connection with this offering, please revise the balance sheet data to insert a “pro forma” column that presents the impact of the automatic conversion of your outstanding redeemable preferred stock and related dividends into shares of common stock upon the completion of the offering. This column should reconcile to the amount presented on the face of the consolidated balance sheet in the financial statements on page F-32.

Peggy Fisher

October 11, 2007

RESPONSE: The Company has revised the balance sheet data on page 30 to include a column for “pro forma” information that presents the impact of the automatic conversion of the Company’s outstanding redeemable preferred stock and related dividends into shares of common stock and the reclassification of the preferred stock warrant liability to additional paid-in capital upon the completion of the offering. This information reconciles with the amount presented on the face of the consolidated balance sheet in the financial statements on page F-32.

Results of operations, page 34

15. Please revise to quantify the effects of volume and pricing changes on your revenues for each period presented. Refer to Item 303 (A)(3)(iii) of Regulation S-K.

RESPONSE: The Company has revised management’s discussion and analysis of financial condition and results of operations to quantify the effects of volume and pricing changes on revenues for each period presented in accordance with Item 303 (A)(3)(iii) of Regulation S-K.

The third sentence under “Comparison of six months ended June 30, 2006 to six months ended June 30, 2007, Revenue” on page 35 has been revised as follows:

“Our revenue increase was primarily attributable to an increase in shipments of two and three inch sapphire products resulting in additional revenues of $2.8 million, initial volume deliveries for four inch sapphire products of $1.3 million, the effect of price increases beginning in the first quarter of 2007 totaling $605,000 and an increase in sales of six inch products to the SOS RFIC market of $1.4 million.”

The third through fifth sentences under “Comparison of years ended December 31, 2005 and 2006, Revenue” on pages 35-36 have been revised as follows:

“Our revenue increase was primarily attributable to increased sales volumes of two and three inch sapphire products resulting in additional revenues of $9.7 million, which was partially offset by the effect of $4.2 million in price decreases that began in 2005 and continued through the third quarter of 2006 due to increased market competition. In 2006, our polished product revenue declined by $3.4 million due to our strategic decision to exit the two inch polished wafer business in the second quarter of 2006. As we exited this business, we realized much higher sales volumes of non-polished products in the second half of 2006 as we stopped competing with our LED polishing customers. Revenue also increased by $1.5 million in 2006 compared to 2005 as we began to provide large diameter (six inch) as-ground wafers to the SOS RFIC market and by $530,000 as we started deliveries of four inch sapphire products in 2006.”

The second through fourth sentences under “Comparison of years ended December 31, 2004 and 2005, Revenue” on page 36 have been revised as follows:

“From 2004 to 2005, we had an increase in revenue from higher volume sales of two inch polished products of $2.4 million and higher volume sales of sapphire core of $420,000, which was partially offset by lower volume sales of as-cut and as-ground products of $1.5 million. Although the volume of our polished product sales increased, we experienced a decline in pricing for all of our products throughout 2005, resulting in a decrease of revenue by $1.8 million. Revenue from optical products increased in 2005 by $530,000 due to increased market acceptance of sapphire and fluorides in optical applications.”

Peggy Fisher

October 11, 2007

Liquidity and capital resources — Cash flows from operating activities, page 38

16. Please discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

RESPONSE: The Company has revised management’s discussion and analysis of financial condition and results of operations to discuss material changes in the underlying drivers of its working capital changes in accordance with Item 303(a) of Regulation S-K and Release 33-8350.

The following sentence replaces the last sentence in the first paragraph of “Cash flows from operating activities” on page 38:

“We also experienced a decrease in in-stock inventory of $346,000 and spare parts of $231,000 as such items were used to meet customer demand.”

The following sentences have been added to the first full paragraph on page 39:

“We experienced an increase in accounts receivable of $829,000 as revenue increased in 2006 compared to 2005. Further, accounts payable increased by $661,000 as additional purchases of consumables were made to support increased production.”

The second and third sentences of the second full paragraph on page 39 have been revised as follows:

“During such period, we generated a net loss of $12.1 million and had non-cash charges of $5.2 million, including depreciation expense of $3.1 million, loss on disposal of assets of $383,000, amortization of financing costs of $225,000 and non-cash interest expense related to warrants issued with debt of $1.5 million. Inventory levels increased by $1.6 million and accounts receivable decreased by $466,000 as fourth quarter sales slowed.”

The following sentence has been added to the third full paragraph on page 39:

“Also, we experienced an increase in accounts receivable of $835,000 and an inventory decrease of $827,000, as sales increased in 2004 compared to 2003.”

Peggy Fisher

October 11, 2007

Critical accounting policies and estimates, page 44

17. Your critical accounting policy disclosure for revenue recognition, inventory valuation, allowance for doubtful accounts and redeemable convertible preferred stock does not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The critical accounting policy discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise to specifically address the following:

a.	Provide information regarding how you arrived at the estimate;

b.	How accurate the estimate or assumption has been in the past;

c.	How much the estimate or assumption has changed in the past; and

d.	Whether the estimate or assumption is reasonably likely to change in the future.

RESPONSE: The Company has provided additional disclosure within critical accounting policies and estimates beginning on page 44 for revenue recognition, inventory valuation, allowance for doubtful accounts and redeemable convertible preferred stock to include the information required by FR-72 and SEC Release No. 33-8098.

The following text has been added under the heading “Revenue recognition” on page 44:

“There are no significant judgments or estimates associated with our revenue recognition policies or processes.”

The following text has been added at the end of “Inventory valuation” on page 45:

“Based on current demand and pricing of our products, we believe that it is unlikely that significant adjustments for inventory obsolescence will occur. Our method of estimating excess and obsolete inventory has remained consistent for all periods presented. However, if our recognition of excess or obsolete inventory is, or if our estimates of our inventory’s potential utility become, less favorable than currently expected, additional inventory reserves may be required.”

The following text has been added at the end of “Allowance for doubtful accounts” on page 45:

“We believe that based on the customers to whom we sell and the nature of our agreements with them, our estimates are reasonable. Our method of estimating collectibility has remained consistent for all periods presented and with past collections experience. We believe that it is unlikely that significant adjustments to allowances for doubtful accounts will be necessary.”

Peggy Fisher

October 11, 2007

The following text has been added at the end of “Redeemable convertible preferred stock” on page 49:

“The valuation methodologies we used to estimate the fair value of our preferred stock have been applied consistently for all periods presented and the assumptions used were based on the best available information at that time. Accordingly, we do not believe that adjustments to amounts recorded in respect of our redeemable convertible preferred stock will be required.”

Stock-based compensation, page 45

18. We note that on pages 46 and F-13 you refer to using the valuation of an independent third party when determining fair value of certain of your equity instruments. While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

RESPONSE: The Company has deleted the references to the third-party valuation and has expanded its discussion of the determination of fair value in the lead-in paragraph to the table on page 46 and as described further in response number 19 below.

The lead-in paragraph to the table on page 46 has been revised as follows:

“For options granted in 2006 and the six months ended June 30, 2007, the board of directors set the exercise price for options granted based upon estimates of fair value. In preparing for this offering, the board of directors determined that the original methodology applied did not fully comply with the requirements in the AICPA’s Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, which we refer to as the practice aid. Revised valuations were prepared which yielded lower fair values for our common stock. See “Valuation methodologies employed” below for further disclosure of the valuation methodology used in determining fair value per share for financial reporting purposes. Therefore, for financial reporting purposes, we determined that it was appropriate to use $0.39 per share for options granted between January and July 2006, $0.26 per share for options granted between August and October 2006 and $5.25 for options granted in June 2007 as the fair value of our common stock within the Black-Scholes option pricing model consistent with the revised valuation.”

19. Since your valuation was retrospective, we believe that these disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:

•	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

•

Discuss in more detail the significant factors, assumptions, and methodologies used in determining fair value. Specifically, we believe you could enhance your discussion regarding the methodologies used in determining fair value.

•	Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the last twelve months.

RESPONSE: The Company has revised its disclosure in management’s discussion and analysis of financial condition and results of operation as requested.

The following text has been added on pages 46-47 of the prospectus:

“(1) The financial reporting intrinsic value per share is the difference between the subsequently reassessed fair value per share for financial statement reporting purposes and the exercise price per share as established on each applicable stock option grant date by our compensation committee and board of directors as described above. There is no intrinsic value because the exercise price per share of each option exceeded the fair value of the common stock on the date of grant.

Valuation methodologies employed. The valuation methodologies we employed in connection with these option grants were based on various generally accepted valuation methods. Specifically, at each reporting date we analyzed the value of the company, or the business enterprise value, using market and income approaches, and then allocated the business enterprise value using contingent claims analysis, an application of option pricing theory. The allocation of the business enterprise value to convertible preferred stock, common stock, warrants and stock options at June 30, 2007 and March 31, 2007 used option pricing theory and considered the probability of an initial public offering. The allocation of the business enterprise value for all periods in the year ended December 31, 2006 was determined based on our remaining private, as an initial public offering was not anticipated at that time.

Peggy Fisher

October 11, 2007

In determining the business enterprise value at June 30, 2007 and March 31, 2007, and each quarterly reporting date in the year ended December 31, 2006, we used both market and income value approaches. The market approach used both comparable company and transaction valuation methods. The comparable company market approach used revenue multiples observed in active securities markets and the transaction method used both revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) multiples observed in the mergers and acquisitions market. The income approach determines a business enterprise value using the discounted present value of projected cash flow streams.

The final business enterprise value determined using the market and income approaches was then adjusted for appropriate marketability discounts. These marketability discounts were reduced at each reporting date, beginning with the December 31, 2006 reporting date, to reflect the increased probability of the initial public offering.

The allocation of the business enterprise value to each class of preferred stock and common stock was determined using contingent claims analysis, which is based on the principles of option pricing theory. Specifically, each class of security is modeled as a call option with a unique claim on our assets. The resulting claims allocate the anticipated proceeds between the different securities upon a liquidity event, which in our case, is the anticipated initial public offering. In modeling each security as a call option, we used the Black-Scholes option pricing model.

Determining the fair value of our convertible preferred stock, common stock, warrants and stock options involves complex and subjective judgments involving estimates of revenue, earnings, assumed market growth rates and estimated costs, as well as appropriate discount rates. At the time of each valuation, the significant estimates used in the income approach (discounted cash flow model) included estimates of our revenue and revenue growth rates for several years into the future. Although each time we prepared such forecasts in the preparation of a valuation report, we did so based on assumptions that we believed to be reasonable and appropriate, there can be no assurance that any such estimates for earlier periods have come to pass or that any such estimates for future periods will prove to be accurate.

The most significant factors contributing to the difference between the fair value of the shares of our common stock subject to our 2007 stock option grants and the estimated initial public offering price are the increase in probability of the completion of an initial public offering of our common stock and positive changes in market conditions. Due to our history of operating losses prior to 2007, including negative gross profit in 2005, our ability to achieve our estimated initial public offering price is highly contingent on achieving current strong operating results. Achieving strong operating results in the quarter ended September 30, 2007 and through completion of this offering will help validate our financial projections for subsequent periods and result in our ability to obtain the estimated initial public offering price.

The aggregate intrinsic value of all stock options outstanding at June 30, 2007 is $            , based on the midpoint of the estimated initial public offering price range.”

The Rubicon solution, page 51

20. Please provide us with independent support of your belief that your wafers are “best-in-class in terms of quality.”

RESPONSE: In Sapphire & Other Corundum Crystals by E. Dobrovinskaya, L. Lytvynov, and V. Pishchik, published in 1994, there is a graphic of the distribution of dislocation density over the length of crystals grown by various methods. The dislocation density is measured in defects per square centimeter. Defect density is a key measure of quality. For the Stephanov method (also known as Edge-defined Film-fed Growth (“EFG”)), the standard defect density is approximately 100,000 defects per square centimeter. For the Czochralski method (“CZ”), the standard defect density ranges from 5,000 to 10,000 defects per square centimeter. The Company’s ES-2 method is different than these two crystal growth methods used by competitors, and results in a much lower defect density. Based on the Company’s internal testing, its sapphire crystals have a defect density of less than 100 defects per square centimeter. This supports the Company’s assertion that its products are best-in-class in terms of quality.

Attached please find a copy of an excerpt from this book discussing the EFG and CZ standard defect density ranges. The materials will also be sent via overnight delivery. Ms. Dobrovinskaya, one of the authors of the book, is currently the Company’s chief scientist, but she was not employed by the Company at the time of the book’s publication.

Peggy Fisher

October 11, 2007

Technology, page 54

21. Please discuss in greater detail your cooperative arrangement with Northwestern University. Also, clarify whether you have a written agreement with the university. In addition, tell us why you have not filed the agreement as an exhibit.

RESPONSE: The Company does not have any special arrangements with Northwestern University for the use of its facilities, which are available for a fee to interested companies. The Company has elected to delete the sentence on page 57 relating to the Company’s arrangement with Northwestern University.

Customers, page 58

22. Please expand to discuss the material terms of the agreements with your major customers. Also, file as exhibits the agreements.

RESPONSE: The Company has revised the discussion to include the material terms of its customer agreements. In addition, the Company has filed the following material agreements as exhibits: (i) 2007 Material Purchase Meeting Record, dated as of November 7, 2006, by and between Rubicon Technology, Inc. and Shinkosha Co. Ltd.; (ii) 2007 Supply Agreement, dated as of January 5, 2007, by and between Rubicon Technology, Inc. and Crystalwise Technology, Inc.; and (iii) 2008 Sapphire Material Supply Agreement, dated as of May 19, 2007, by and between Rubicon Technology, Inc. and Crystalwise Technology, Inc.

The following text has been added on page 60:

“Our contracts with major customers are non-cancelable and provide for minimum levels of product sales for the duration of the contract (typically 12 to 18 months) with the potential for higher sales levels depending on such factors as the customer’s needs, our available capacity and/or our ability to reach agreement on key terms. Our standard arrangement with all customers includes 30 day payment terms.”

Determining executive compensation, page 67

23. Expand to disclose at the top of page 68 whether the compensation committee adopted the CEO’s recommendations as made or whether the recommendations were revised by the committee.

RESPONSE: The Company has added the following sentence on page 70 of the prospectus.

“In setting compensation for key employees in 2006, the compensation committee made certain revisions to the chief executive officer’s recommendations.”

Peggy Fisher

October 11, 2007

Elements of our executive compensation programs, page 68

24. Please specify what you mean by “similarly situated companies.” For example, are you referring to companies in your industry? How do you define your industry?

RESPONSE: The Company has added the following language on page 70 of the prospectus.

“In evaluating the compensation generally paid by similarly situated companies, we have relied primarily on the experience of the members of our board of directors who are affiliated with venture capital firms. These firms have representatives who sit on the boards of directors of numerous portfolio companies. Greater weight is given to the compensation practices of those portfolio companies that are of a comparable size and stage of development as us and/or that are in similar industry classifications, such as high technology or advanced materials manufacturing companies. Our compensation committee has also obtained guidance on appropriate executive compensation practices from executive search firms in the course of recruiting executives for Rubicon and other of these portfolio companies. In addition, we have historically taken into account available data relating to the compensation practices of other companies within and outside our industry. However, we have not formally benchmarked our executives’ compensation against any group of peer companies.”

Base salary, page 68

25. Please identify the “market increases, the growth and stage and development of our company, any changes in our executives’ roles and responsibilities and other factors” mentioned at the top of page 69 and specify how each of these factors affected compensation decisions.

RESPONSE: The Company has revised the second paragraph of “Base salary” on page 71 of the prospectus to identify and explain more specifically the factors that affected base salary setting decisions. The paragraph as revised now reads as follows:

“Our executives’ base salaries reflect the initial base salaries that we negotiated with each of them at the time of his or her initial employment and our subsequent adjustments to these amounts. Following this offering, we intend to formally evaluate executive performance on an annual basis, and these evaluations will be one of the factors considered in making future adjustments to base salaries. The base salary for our chief executive officer for 2006 remained at the level negotiated in his employment agreement in late 2005. His negotiated salary was set at a level the compensation committee considered to be moderately above average reflecting our desire to attract an exceptional chief executive officer to lead a company that was incurring significant losses at the time. Base salaries for other key employees remained substantially unchanged in 2006 reflecting the one-time stay bonuses paid in 2005, our limited cash flow at the time and our determination not to make significant changes in other executives’ compensation until our newly hired chief executive officer was in a position to provide his input on such matters. A modest increase in base salary was made for one executive in light of her assumption of additional responsibilities due to the departure of certain other employees.”

Cash incentive bonuses, page 69

26. We note that you have not provided a quantitative discussion of the objectives to be achieved in order for your executive officers to earn their bonuses. Please provide such disclosure or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

Peggy Fisher

October 11, 2007

RESPONSE: In response to the Staff’s comment, the Company has expanded upon its disclosure on page 71 of the prospectus regarding how likely it is for the Company to achieve the specified targets under the incentive bonus plan. As noted in the Staff’s comment, the Company has not provided a quantitative discussion of the targets. The Company believes that the disclosure of these targets would cause substantial competitive harm to the Company in two ways. First, such disclosure would make available to competitors the Company’s projections as to achievable levels of revenue and EBITDA thus allowing competitors to gain insight on its plans for annual growth. The Company would not be privy to comparable information about its competitors. Secondly, the Company’s success depends on its ability to attract and retain qualified personnel in an intensely competitive labor market. Disclosure of such information would jeopardize the Company’s ability to attract and retain key employees by revealing to competitors the details of its compensation structure and enabling those competitors to adjust their own compensation practices to better recruit the Company’s employees and to make it more difficult for the Company to attract their employees. Therefore, we respectfully submit to the Staff that the Company is entitled not to disclose the quantitative targets under its incentive bonus plan in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

The disclosure on page 71 of the prospectus regarding the corporate performance targets has been revised to read as follows:

“The targets under our incentive bonus plan are based on internal financial goals set in connection with our board of directors’ consideration and approval of our annual operating plan. These targets are set at levels that we believe can be readily achieved if our executive officers perform at a high level and if the assumptions underlying our annual operating plan prove correct.”

The Company has also made conforming changes to the 2006 Grants of Plan-Based Awards table to reflect that for 2006, the incentive bonus plan had a single set of performance targets and a single bonus level.

27. Please explain how you determined the size of the $60,000 discretionary bonus to Mr. Parvez in the summary compensation table on page 72.

RESPONSE: The Company has added the following language to page 71 of the prospectus:

“For 2006, the compensation committee awarded additional bonuses to the executive officers in recognition of their roles in exceeding our EBITDA target under the incentive bonus plan for 2006. These discretionary bonuses were determined in the aggregate as a percentage of our 2006 EBITDA in excess of the target under the incentive bonus plan and were allocated among members of the management team, including our executive officers, by our chairman of the board and our chief executive officer, taking into consideration their evaluation of the contributions made by each member of the management team. A significant portion of the discretionary bonus was allocated to our chief executive officer in recognition of his role in our improved financial performance during 2006 and in the recruiting and hiring of additional key personnel.”

Peggy Fisher

October 11, 2007

28. Please explain how you determined the size of Mr. Parvez’s $25,000 signing bonus and $25,000 incentive bonus in the summary compensation table on page 72.

RESPONSE: The Company has added the following text to pages 71-72 of the prospectus:

“Mr. Parvez received a one-time signing bonus of $25,000 and a one-time incentive bonus of $25,000 pursuant to the terms of his employment agreement. The aggregate amount of these bonuses, $50,000, was considered by the compensation committee to be consistent with market practices for signing bonuses for similarly situated chief executive officers based on the committee members’ experience with their firms’ other portfolio companies and guidance obtained from the executive search firm that assisted us in recruiting Mr. Parvez. Because of our limited cash flow at the time, one-half of the targeted signing bonus was structured as an incentive bonus payable upon achieving certain cash flow targets.”

Equity incentive compensation, page 69

29. Please describe with specificity how the compensation committee determined the amount of the grant of options to purchase 107,692 shares of common stock to Mr. Parvez.

RESPONSE: The Company has added the following text to page 72 of the prospectus:

“The compensation committee set the size of the grant to Mr. Parvez based on its determination that the aggregate amount of all of Mr. Parvez’s option holdings should represent approximately 5% of our total equity on a fully diluted and converted basis, but before giving effect to the issuance of shares in this offering. The compensation committee considers this targeted level of equity interest to be consistent with the level of ownership typically held by a company’s founder immediately prior to its initial public offering, based on the committee members’ experience with their firms’ other portfolio companies. The compensation committee considers Mr. Parvez to be the equivalent of a company founder. While similar considerations led to the determination to award Mr. Parvez options covering 471,021 shares of common stock in 2006, subsequent issuances in 2006 and 2007 of Series E preferred stock and warrants to purchase Series E preferred stock reduced the percentage of our total equity represented by Mr. Parvez’s stock options to approximately 4%.”

30. Please expand the first paragraph on page 70 to describe with specificity how the factors considered led you to the equity incentive compensation decisions made in 2006. Include a discussion of how the factors led to decisions about option grants for the different executive officers.

RESPONSE: The following text replaces the second and third sentences of the third paragraph of “Equity incentive compensation” on pages 72-73 of the prospectus:

“The size of the option grant to Mr. Parvez, covering 471,021 shares of common stock, was based on the compensation committee’s determination that Mr. Parvez’s option holdings should represent approximately 5% of our total equity at that time calculated on a fully diluted and converted basis. The compensation committee recommended a significant grant of options to Mr. Hewes, covering 115,384 shares of common stock, in view of his increasing level of executive responsibilities and the small amount of his option holdings at the time. An additional grant of stock options was also made to Ms. Graffy in consideration of her increased responsibilities due to the departure of certain employees.”

Peggy Fisher

October 11, 2007

Principal and selling stockholders, page 88

31. Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

RESPONSE: The Company will revise accordingly when it has completed the selling stockholder table in a subsequent amendment to the prospectus.

Description of capital stock, page 92

32. Your disclosure may not be qualified by reference to statutes. Please revise the second sentence of the first paragraph of this section accordingly.

RESPONSE: The Company has revised the sentence as requested. The revised sentence on page 95 reads as follows:

“The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus is a part.”

Common stock, page 92

33. Please disclose the number of holders of your common stock.

RESPONSE: The Company has revised the prospectus to include the number of holders of its common stock. The following sentence has been added on page 95:

“As of August 30, 2007, there were 37 holders of our common stock. After giving effect to the conversion of all outstanding shares of our preferred stock into common stock, we will have 89 holders of our common stock.”

Peggy Fisher

October 11, 2007

Financial Statements, page F-1

34. Please update the financial statements as required by Rule 3-12 of Regulation S-X.

RESPONSE: The Company acknowledges the comment and will update the financial statements as required by Rule 3-12 of Regulation S-X.

Balance sheets, page F-3

35. We note the pro forma stockholders’ equity of $19,059 thousand and $21,734 thousand at December 31, 2006 and June 30, 2007, respectively. With a view toward disclosure please reconcile the conversion of the redeemable convertible preferred stock and related dividends at December 31, 2006 and June 30, 2007 into the pro forma stockholders’ equity.

RESPONSE: The Company has revised the pro forma stockholders’ equity to be $20,077 thousand and $22,205 thousand as of December 31, 2006 and June 30, 2007, respectively, and has more clearly indicated zero pro forma balances for convertible preferred stock warrant liability and redeemable convertible preferred stock.

Statements of redeemable equity and stockholders’ equity (deficit), page F-5

36. We note that the “accretion of preferred stock to redemption value” is recorded against accumulated deficit. Please tell us why the debit was not recorded against additional paid-in capital in accordance with paragraph 18 of EITF Topic D-98. Please revise or advise.

RESPONSE: The Company has revised pages 25, F-3, F-5 and F-32 to record the debit for “accretion of preferred stock to redemption value” against additional paid-in capital in accordance with paragraph 18 of EITF Topic D-98 and has added disclosure of the revision on pages F-13, F-20 and F-37. If there was no additional paid-in capital, the Company recorded the excess within accumulated deficit.

Pro forma stockholders’ equity (deficit), page F-7

37. We note from your disclosure that upon completion of this offering, you will reclassify the preferred stock warrant liability to additional paid-in capital upon the conversion of these warrants to purchase shares of your common stock. Please explain to us how you determined that the warrants will be classified within stockholders’ equity following the offering. Tell us how you considered the guidance in SFAS 133 and EITF 00-19 in reaching this conclusion.

RESPONSE: The Company considered the following in determining the reclassification of our preferred stock warrant liability to additional paid-in capital upon completion of this offering:

First, the Company considered whether the preferred stock warrants, after conversion to common stock warrants upon the closing of this offering, contain features that would be considered embedded derivatives to be accounted for in accordance with FASB Statement No. 133. Paragraph 11(a) of SFAS 133 requires that “a reporting entity (that is, the issuer) shall not consider instruments issued or held by that reporting entity that are both (a) indexed to its own stock and (b) classified in stockholders’ equity in its statement of financial position to be derivatives for purposes of this statement.

Peggy Fisher

October 11, 2007

In addressing whether the Company’s preferred stock warrants, after conversion to common stock warrants upon the closing of this offering, should be classified in stockholders’ equity, the Company considered the guidance in EITF 00-19. Upon conversion of the Company’s preferred stock warrants into common stock warrants, all redemption features related to the Company’s preferred stock are terminated. In addition, the Company’s common stock warrants are only able to be exercised for shares of common stock. Per EITF 00-19, contracts that require settlement in shares are considered equity instruments.

As the common stock warrants are to be classified in stockholders’ equity, FAS 133 does not apply (per paragraph 11(a)(2)).

Net loss per common share attributable to common stockholders, page F-14

38. Please reconcile and revise, as necessary, your pro forma basic net loss on page F-15 of $(0. 59) with the pro forma basic and diluted net loss per share attributable to common stockholders of $(2.85) on the face of your statement of operations.

RESPONSE: The Company has revised the pro forma net loss per share in the statement of operations to be consistent with page F-15.

39. As a related matter, please revise your footnotes to disclose pro forma diluted net loss per share attributable to common stockholders. This comment also applies to Note 3 on page F-38.

RESPONSE: The Company has revised Note 3 on page F-38 to include pro forma diluted net loss per share. The Company has not considered dilutive securities in its computation of diluted shares for the year ended December 31, 2006 in accordance with FAS 128 as the Company had a loss from continuing operations in that period.

Note 5. Redeemable Equity and Stockholders’ Equity (Deficit) page F-18

Redeemable convertible preferred stock, page F-19

40. We note from your balance sheet that you are classifying the redeemable convertible preferred stock in the mezzanine section. Based on this classification it appears that you have determined that the redeemable convertible preferred stock is more akin to equity than debt. Please revise your disclosures to clearly disclose how you concluded that the redeemable convertible preferred stock is more akin to equity taking into consideration the cumulative fixed dividends and redeemable features of the preferred stock.

RESPONSE: The Company has concluded that the economic characteristics of the convertible preferred stock are more akin to equity than debt. There are several characteristics that properly characterize the preferred stock as being more like equity than debt. They are as follows:

•	Voting rights;

Peggy Fisher

October 11, 2007

•	Participation with common stock in dividends in excess of fixed dividends;

•	Restrictions on the reissuance of preferred stock once it has been converted to common stock; and

•	Liquidation rights, which are considered residual interest in that preferred stockholders participate on an “as converted” basis with common stockholders for any remaining proceeds.

There are two characteristics that properly characterize the preferred stock as being more like debt than equity are as follows:

•	The redemption features (i.e., put option); and

•	Cumulative fixed dividends.

Paragraph 61(L) of FAS 133 states that cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt than equity. However, the Company’s preferred stock is redeemable at the option of the holder and is not mandatorily redeemable as defined by FAS 150. Based on the above economic characteristics and that the preferred stock is not mandatorily redeemable, the stock and related dividends would not be recorded as a liability. The Company’s Certificate of Incorporation states that in the event that fewer than the total number of shares of preferred stock are voluntarily redeemed at any time, a new certificate representing the number of unredeemed shares of such preferred stock will be issued to the holder thereof without cost to such holder (i.e., reissuance provisions). The Company believes that the put option and fixed dividend features do not outweigh the other factors which point to the preferred stock being more akin to equity than debt.

Because the preferred stockholders have voting power, share in dividends with the common stockholders, are entitled to reissued shares (should only a portion of the shares be redeemed), and share in the distribution of assets on an “as converted” basis to the extent that proceeds exceed preference amounts should the Company liquidate, the Company concludes that the preferred stock is more akin to equity than debt.

Accordingly, the Company has revised page F-19 to include the following:

“The Company has concluded that the economic characteristics of the redeemable convertible preferred stock are more akin to equity than debt in accordance with FAS 133, “Accounting for Derivative Instruments and Hedging Activities” and FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). There are several characteristics that properly characterize the preferred stock as being more like equity than debt. They are as follows:

•	Voting rights;

•	Participation with common stock in dividends in excess of fixed dividends;

Peggy Fisher

October 11, 2007

•	Restrictions on the reissuance of preferred stock once it has been converted to common stock; and

•	Liquidation rights, which are considered residual interest in that preferred stockholders participate on an “as converted” basis with common stockholders for any remaining proceeds.

There are two characteristics that properly characterize the preferred stock as being more like debt than equity:

•	The redemption features (i.e., put option); and

•	Cumulative fixed dividends.

However, the Company’s preferred stock is redeemable at the option of the holder and is not mandatorily redeemable as defined by FAS 150. Based on the above economic characteristics and that the preferred stock are not mandatorily redeemable, the stock and related dividends is not recorded as a liability.”

Note 3. Net Loss per Common Share Attributable to Common Stockholders, page F-38

41. Please reconcile and revise, as necessary, your pro forma earnings per share on page F-38 of $0.04 with the pro forma basic and diluted net loss per share attributable to common stockholders of $(l.71) on the face of your statement of operations.

RESPONSE: The Company has revised the pro forma earnings per share in the statement of operations to be consistent with page F-38.

Note 4. Stock Options, page F-38

42. Provide us with an itemized chronological schedule detailing each issuance of your preferred shares, common shares, stock options and warrants, if applicable, for 2007. Include the following information for each issuance or grant date:

•	Number of shares issued or issuable

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We may have additional questions after the estimated IPO price is included in the filing.

Peggy Fisher

October 11, 2007

RESPONSE: The Company has supplementally provided a spreadsheet containing the factual information requested. The materials will also be sent via overnight delivery. The Company supplementally advises the Staff of the following (all share prices and exercise prices give effect to the Company’s 1 for 13 reverse stock split, which was effected on August 30, 2007):

For the period from January 1, 2007 through June 30, 2007, the Company issued the following equity instruments:

•	Warrants to purchase Series E preferred stock;

•	Common stock; and

•	Options to purchase common stock.

Warrants to purchase Series E preferred stock

In April 2007, the Company issued warrants to purchase 131,586 shares of Series E preferred stock at $3.6478 per share, which is equivalent to the issuance of 131,586 shares of common stock at $3.6478 per share. All warrants are expensed in accordance with FAS 123(R).

Common stock

On May 18, 2007, one former employee of the Company exercised an option to purchase 385 shares of common stock for cash at a price of $1.56 per share. On May 20, 2007, one former employee exercised an option to purchase 77 and 769 shares of common stock for cash at exercise prices of $4.94 and $1.56 per share, respectively. On June 10, 2007, a former employee exercised an option to purchase 1,154 shares of common stock for cash at a price of $1.56 per share. On June 14, 2007, a former employee exercised an option to purchase 263 shares common stock for cash at a price of $4.94 per share. On July 1, 2007, a current employee exercised an option to purchase 1,923 shares common stock for cash at a price of $.78 per share. The stock options do not have any intrinsic value because the exercise price per share of each option exceeded the fair value of the common stock on the date of grant.

On August 28, 2007, 185,000 shares of Series A preferred stock plus $289,461 in accrued dividends beneficially owned by a holder of greater than 5% of the Company’s outstanding common stock (assuming the conversion of all outstanding shares of the Company’s preferred stock) were converted into 132,539 shares of common stock. Also on August 28, 2007, 185,000 shares of Series A preferred stock plus $289,461 of accrued dividends beneficially owned by another holder of greater than 5% of the Company’s outstanding common stock (assuming the conversion of all outstanding shares of the Company’s preferred stock) were converted into 132,539 shares of common stock.

Peggy Fisher

October 11, 2007

Stock options

On June 18, 2007 and August 29, 2007, the Company granted 251,621 and 198,041 stock options to purchase common stock, respectively, at an exercise price of $8.45 per share to employees.

All stock options are expensed in accordance with FAS 123(R). Of the 449,662 stock options granted since June, 239,181 stock options will vest 25% annually over four years; 15,385 stock options will fully vest upon consummation of the Company’s initial public offering or a sale of the Company; 33,558 stock options will fully vest on the first anniversary of the grant; and 50% of the grant of 161,538 stock options vested immediately with the remainder vesting 25% annually over four years.

Determination of Fair Value

The Company’s board of directors determined the fair value of its common stock options issued in June and August of 2007 by considering a number of relevant factors including operating and financial performance, the superior rights and preferences of securities senior to the common stock at the time of each grant, the likelihood of achieving a liquidity event for the shares of common stock underlying stock options and the various valuation ranges presented at meetings with underwriters on May 7 and May 8. In determining the $8.45 exercise price of the stock options granted in June and August 2007, the board of directors assigned probabilities to the successful completion of an initial public offering, the successful completion of a sale of the Company (with a significantly lower value for the common stock) and the Company’s continuing to operate as a going concern (with no resulting value for the common stock). The lesser values associated with the common stock outside of an initial public offering scenario are attributable to the number of outstanding preferred shares, the size of the liquidation preferences and accumulated dividends of the preferred shares and the superior rights and preferences of the preferred shares relative to the common shares.

As of the date of filing of Amendment No. 1 to the Registration Statement, the expected valuation range for the offering has not been established. However, to facilitate the Staff’s review of the Registration Statement to the extent such review is impacted by the valuation of the Company’s common stock, the Company supplementally advises the Staff that the midpoint of the estimated initial public offering price range is expected to be approximately $13.00 at the time of effectiveness, assuming favorable market conditions.

The Company met with a number of underwriters on May 7 and May 8 as a first step in the selecting an underwriter. Various valuation ranges were presented in those meetings. The $13.00 value is at or above the high end of those ranges.

Exhibit 23.1

43. Please provide a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness.

RESPONSE: The Company has filed a currently dated and signed consent of its independent registered public accounting firm with the amendment to the Registration Statement.

Peggy Fisher

October 11, 2007

Undertakings, page II-6

44. Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

RESPONSE: The Company has revised the Registration Statement to provide the requested undertakings.

Please advise us if we can provide further information or assistance to facilitate your review. Please direct any questions concerning our responses to your questions and comments to me at (804) 775-1022 or to the Company’s Chief Financial Officer, William Weissman, at (847) 457-3610.

Sincerely,

/s/ David N. Oakey

David N. Oakey

cc:	Tom Jones
Raja Parvez
Scott Glickson
Robert Latta
Robert Suffoletta